SECURITIES AND EXCHANGE COMMISSION
			    WASHINGTON, D.C.  20549

				_________________

				   SCHEDULE 13D

		   Under the Securities Exchange Act of 1934



			       Raptor Systems, Inc.
				 (Name of issuer)


		    Common Stock, par value $.01 per share
			 (Title of class of securities)

				  753817 10 5
				 (CUSIP number)


	 J. David Cabello, Vice President and Assistant General Counsel
			  Compaq Computer Corporation
				 20555 S.H. 249
			     Houston, Texas  77070
				 (713) 514-2634
		  (Name, address and telephone number of person
		authorized to receive notices and communications)



			      October 10, 1996
	    (Date of event which requires filing of this statement)



	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box:__


1.   NAME OF REPORTING PERSONS  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS:  CPQ Holdings, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a)__
	      N/A                                       (b)__

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS* :  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): __

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  863,636

8.  SHARED VOTING POWER:

9.  SOLE DISPOSITIVE POWER:  863,636

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	863,636

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*__

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.67

14.  TYPE OF REPORTING PERSON* :  CO

Item    1.      Security and Issuer.

		This Schedule 13D relates to 863,636 shares (the
"Shares") of common stock, par value $.01 per share (the
"Common Stock"), issued by Raptor Systems, Inc., a Delaware corporation (the "Registrant"), with its principal place of business at 69 Hickory Drive, Waltham, Massachusetts 02154.


Item    2.      Identity and Background.

	This Schedule 13D is being filed by CPQ Holdings, Inc., a Delaware corporation (the "Reporting Person"), with its principal office and place of business at 20555 S.H. 249, Houston, Texas 77070. The principal business of the Reporting Person is investment activities. The name, business address, citizenship and principal occupation of each director and executive officer of the Reporting Person and of Compaq Computer Corporation, of which the Reporting Person is a wholly owned subsidiary (the "Parent Corporation"), is set forth on Exhibit A hereto. Also set forth on Exhibit A hereto is the name, address and principal business of each corporation in which the occupations of such directors and executive officers are conducted.

	During the last five years, neither the Reporting Person nor the Parent Corporation (i) has been convicted in a criminal proceeding or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person or the Parent Corporation being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

	During the last five years, none of the executive officers or directors of the Reporting Person and the Parent Corporation have been convicted in a criminal proceeding nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of such executive officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.


Item    3.      Source and Amount of Funds or Other
		Consideration.

	The Reporting Person is the beneficial owner, or may be deemed to be the beneficial owner, of the Shares. The Parent Corporation assigned 500,000 of the Shares and warrants to purchase 363,636 of the Shares (the "Warrants") to the Reporting Person on October 10, 1996. The Reporting Person exercised all of the Warrants for a purchase price of $11.00 per share on October 11, 1996. In exchange for the Shares and Warrants, the Reporting Person assumed all obligations related to the Shares, Warrants and certain agreements with the Registrant.


Item    4.      Purpose of Transaction.

The Parent Corporation is a leading supplier of personal computers. The Registrant is a leading vendor of Internet firewall technology on NT platforms. The Registrant and the Parent Corporation entered into a Stock and Warrant Purchase
Agreement on January 16, 1996, in which the Registrant agreed to sell to the Parent Corporation the Shares and the Warrants, and the Parent Corporation agreed to negotiate in good faith a technology agreement by which it would agree to incorporate some of the Registrant's products in its servers and other PC products. The Registrant and the Parent Corporation signed a Network
Security Partnership Agreement on April 15, 1996, which sets forth their business relationship. All of the rights and obligations of the Parent Corporation under the Stock and Warrant Purchase Agreement and the Network Security Partnership Agreement, together with all right, title and interest in and to the Shares and Warrants, were assigned to the Reporting Person as part of a corporate reorganization of the minority equity investments of the Parent Corporation.


Item    5.      Interest in Securities of the Issuer.

	This Schedule 13D relates to the Shares which constitute 6.67% of the outstanding shares of Common Stock of the Registrant. The Parent Corporation assigned 500,000 of the Shares and the Warrants to the Reporting Person on October 10, 1996. The Reporting Person exercised all of the Warrants on October 11, 1996. The Reporting Person has sole voting and sole dispositive power with respect to the Shares.


Item    6.      Contracts, Arrangements, Understandings or
		Relationships With Respect to Securities of the Issuer.

	Not applicable.


Item    7.      Material to be Filed as Exhibits.

	Not applicable.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 1996


				CPQ Holdings, Inc.

				By: /s/  David J. Schempf
				Name:  David J. Schempf
				Title:   Vice President and Treasurer


Exhibit A

COMPAQ COMPUTER CORPORATION
EXECUTIVE OFFICERS

Name                            Principal Occupation

Eckhard Pfeiffer*               President and Chief Executive
				Officer of Compaq
				Computer Corporation

Andreas Barth                   Senior Vice President, General
				Manager, Europe, Middle
				East and Africa, Compaq
				Computer Corporation

Ross Cooley                     Senior Vice President, General
				Manager, North America,
				Compaq Computer
				Corporation

Wilson D. Fargo                 Senior Vice President, General
				Counsel and Secretary,
				Compaq Computer
				Corporation

Hans W. Gutsch                  Senior Vice President, Human
				Resources and
				Environment, Compaq
				Computer Corporation

Michael D. Heil                 Senior Vice President, Group
				General Manager, Consumer
				Products Group, Compaq
				Computer Corporation

Earl L. Mason                   Senior Vice President, Finance
				and Chief Financial Officer,
				Compaq Computer
				Corporation

Gregory E. Petsch               Senior Vice President,
				Corporate Operations and
				Quality, Compaq Computer
				Corporation

John T. Rose                    Senior Vice President, Group
				General Manager, Enterprise
				Computing Group, Compaq
				Computer Corporation

Robert W. Stearns               Senior Vice President,
				Technology and Corporate
				Development, Compaq
				Computer Corporation

Michael J. Winkler              Senior Vice President, Group
				General Manager, PC
				Products Group, Compaq
				Computer Corporation

David J. Schempf                Vice President, Corporate
				Finance, Corporate Controller
				and Treasurer, Compaq
				Computer Corporation

John W. White                   Vice President, Chief
				Information Officer, Compaq
				Computer Corporation

The business address for each such executive officer is Compaq Computer Corporation, 20555 S.H. 249, Houston,
TX 77070. Each such executive officer is a citizen of the United States, except for Eckhard Pfeiffer and Hans Gutsch, who are citizens of Germany



COMPAQ COMPUTER CORPORATION
BOARD OF DIRECTORS


Eckhard Pfeiffer
	President & Chief Executive Officer, Compaq Computer Corporation
	20555 S.H. 249
	Houston, Texas 77070

Benjamin M. Rosen
	Chairman, Compaq Computer Corporation
	Chairman, Sevin Rosen Management Company
	200 Park Avenue, Suite 4503
	New York, New York 10166

Lawrence T. Babbio, Jr
	Bell Atlantic Corporation, Vice Chairman
	1310 North Courthouse Road, 11th Floor
	Arlington, Virginia 22201

Robert Ted Enloe, III
	President, Libert, Investors
	600 N. Pearl Street, Suite 420
	Dallas, Texas 75201

Dr. George H. Heilmeier
	President & Chief Executive Officer,
	Bell Communications Research (Bellcore)
	Morris Corporate Center (MCC)
	445 South Street
	Morristown, New Jersey 07960-6438

Adm. George E.R. Kinnear II USN (Ret.)
	Chairman Emeritus, Retired Officers Association of the United States 15 Laurel Lane
	Durham, New Hampshire 03824

Peter N. Larson
	Chairman & Chief Executive, Brunswick Corporation
	1 N. Field Court
	Lake Forest, Illinois 60045

Kenneth L. Lay
	Chairman & Chief Executive Officer, ENRON Corp.
	1400 Smith Street, 50th Floor
	Houston, Texas 77002



COMPAQ COMPUTER CORPORATION
BOARD OF DIRECTORS (CONT'D.)


Kenneth Roman
	866 Third Avenue, 26th Floor
	New York, New York 10022

Lucille S. Salhany
	President & Chief Executive Officer, United Paramount Network (UPN) 11800 Wilshire Blvd.
	Los Angeles, California  90025



Each such director is a citizen of the United States, except for Eckhard Pfeiffer, who is a citizen of Germany.





CPQ HOLDINGS, INC.
BOARD OF DIRECTORS AND EXECUTIVE
OFFICERS


Robert W. Stearns
	Director and President

David J. Schempf
	Director, Vice President and Treasurer

Wilson D. Fargo
	Director and Secretary

Max Maxwell
	Vice President

The business address for each such director and executive officer is 20555 S.H. 249, Houston, TX 77070. All of such directors and executive officers are citizens of the United
States.